UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Icosavax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45114M109

(Cusip Number)

Elisha P. Gould III

One North Wacker Drive, Suite 2700,
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
3,392,392

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
3,392,392

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,392,392

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

9.0%1

14	Type of Reporting Person (See Instructions):

IA

1 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Venture/Growth Fund VI LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
996,169

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
996,169

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

996,169

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

2.7%2

14	Type of Reporting Person (See Instructions):

PN

2 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Growth Equity Fund VII LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
962,939

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
962,939

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

962,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

2.6%3

14	Type of Reporting Person (See Instructions):

PN

3 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2016 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
272,131

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
272,131

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

272,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%4

14	Type of Reporting Person (See Instructions):

PN

4 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2017 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
352,037

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
352,037

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

352,037

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%5

14	Type of Reporting Person (See Instructions):

PN

5 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2018 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
552,333

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
552,333

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

552,333

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

1.5%6

14	Type of Reporting Person (See Instructions):

PN

6 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2019 Direct Growth Equity Fund VII LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
256,783

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
256,783

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

256,783

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%7

14	Type of Reporting Person (See Instructions):

PN

7 Based on the Issuer’s Rule 424b(4) Prospectus dated July 28, 2021 as filed with the Securities and Exchange Commission on July 30, 2021, there were 37,509,898 shares of common stock outstanding immediately after the Issuer’s initial public offering.

Item 1.     Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Icosavax, Inc., a Delaware corporation (the “Issuer” or “Registrant”).  The address of the principal executive offices of the Issuer is 1616 Eastlake Avenue E., Suite 208, Seattle, Washington 98102; its telephone number is (206) 737-0085.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being jointly filed by (each, a “Reporting Person”):

Adams Street Venture/Growth Fund VI LP

Adams Street Growth Equity Fund VII LP

Adams Street 2016 Direct Venture/Growth Fund LP

Adams Street 2017 Direct Venture/Growth Fund LP

Adams Street 2018 Direct Venture/Growth Fund LP

Adams Street 2019 Direct Growth Equity Fund VII LP

Adams Street Partners, LLC is the managing member of the general partner of the general partner of each Reporting Person and may be deemed to beneficially own the shares held by them. Schedule I sets forth the partners of Adams Street Partners, LLC (or a subsidiary thereof) that may be deemed to have shared voting and investment power over the shares.

(b)	The principal business address for each Reporting Person and the individuals listed on Schedule I is One North Wacker Drive, Suite 2700, Chicago, Illinois 60606.

(c)	The principal occupation of each of the persons set forth on Schedule I hereto is the venture capital and growth equity investment business. The information set forth in Schedule I hereto is incorporated herein by reference. Elisha P. Gould III is a director of the Issuer.

(d)	None of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, none of the individuals listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, none of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, none of the individuals listed on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, each Reporting Person and to the best of the knowledge of the Reporting Persons, each individual on Schedule I, has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a Delaware entity.

Item 3. Source and Amount of Funds or Other Consideration.

In August 2019, the Reporting Persons entered into a Series A preferred stock purchase agreement with the Issuer, pursuant to which the Issuer issued and sold to the Reporting Persons, in a private placement, an aggregate of 12,480,498 shares of Series A-1 convertible preferred stock. The Series A-1 per share purchase price was $0.9615.

In March 2021, the Reporting Persons entered into a Series B preferred stock purchase agreement with the Issuer, pursuant to which the Issuer issued and sold to the Reporting Persons, in a private placement, an aggregate of 1,063,181 shares of Series B-1 convertible preferred stock. The Series B-1 per share purchase price was $2.82172.

Each outstanding share of Series A-1 convertible preferred stock and each outstanding share of Series B-1 convertible preferred stock converted into shares of Common Stock at a ratio of one-for-4.1557 immediately prior to the closing of the Issuer’s initial public offering, which occurred on July 28, 2021 (the “IPO”). Delivery of the Common Stock was made on August 2, 2021. Each of Adams Street Venture/Growth Fund VI LP, Adams Street Growth Equity Fund VII LP, Adams Street 2018 Direct Venture/Growth Fund LP and Adams Street Direct Growth Equity Fund 2019 LP acquired additional shares in the IPO, which shares are included in the total listed for each of the foregoing funds on the applicable cover page to this Schedule 13D.

Item 4.     Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. Elisha P. Gould III, who is a partner of Adams Street Partners, LLC, is a director of the Issuer. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Adams Street Partners, LLC is the managing member of the general partner of the general partner of each of the Reporting Persons, may be deemed to beneficially own the shares held by each of such funds. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas Bremner, Jeffrey Diehl, Elisha P. Gould III, Robin Murray and Fred Wang disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner, members and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to the Amended and Restated Investors' Rights Agreement, dated as of March 19, 2021, by and among the Issuer and the investors listed therein (the “IRA”). The IRA provides for certain rights relating to the registration of the investors’ shares of common stock issuable upon conversion of the investors’ convertible preferred stock and certain additional covenants made by the Issuer. Except for the registration rights (including the related provisions pursuant to which the Issuer has agreed to indemnify the parties to the IRA), all rights under the IRA will terminate upon closing of the IPO. The registration rights will continue following the IPO and will terminate five years after the closing of the IPO. A copy of the IRA is filed as Exhibit A to this Schedule 13D and this summary of the IRA is qualified in its entirety by reference to Exhibit A, which exhibit is incorporated herein by reference.

Elisha P. Gould III has entered into an indemnification agreement with the Issuer, pursuant to which the Issuer is required to indemnify Elisha P. Gould III to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Elisha P. Gould III in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of Elisha P. Gould III’s services as a director. A form of indemnification agreement is filed hereto as Exhibit B to this Schedule 13D, which exhibit is incorporated herein by reference.

Item 7. Exhibits

EXHIBIT A	Amended and Restated Investors’ Rights Agreement, dated March 19, 2021, by and among the Registrant and certain of its stockholders, incorporated by reference to the Registrant’s First Amendment to the Registration Statement on Form S-1 (File No. 333-257733), filed with the SEC on June 22, 2021.

EXHIBIT B	Form of Indemnification Agreement for Directors and Officers, incorporated by reference to the Registrant’s First Amendment to the Registration Statement on Form S-1 (File No. 333-257733), filed with the SEC on June 22, 2021.

EXHIBIT C	Joint Filing Agreement, dated August 12, 2021, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021

ADAMS STREET VENTURE/GROWTH FUND VI LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET GROWTH EQUITY FUND VII LP

By: ASP VG Management VII LP, its General Partner

By: ASP VG Management VII LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management LP, its General Partner

By: ASP 2016 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2017 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2017 Direct Management LP, its General Partner

By: ASP 2017 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2018 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2018 Direct Management LP, its General Partner

By: ASP 2018 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2019 DIRECT GROWTH EQUITY FUND VII LP

By: ASP 2019 Direct Management LP, its General Partner

By: ASP 2019 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.0001 per share, of Icosavax, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Date: August 12, 2021

ADAMS STREET VENTURE/GROWTH FUND VI LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET GROWTH EQUITY FUND VII LP

By: ASP VG Management VII LP, its General Partner

By: ASP VG Management VII LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management LP, its General Partner

By: ASP 2016 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2017 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2017 Direct Management LP, its General Partner

By: ASP 2017 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2018 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2018 Direct Management LP, its General Partner

By: ASP 2018 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2019 DIRECT GROWTH EQUITY FUND VII LP

By: ASP 2019 Direct Management LP, its General Partner

By: ASP 2019 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

SCHEDULE I

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas S. Bremner	Partner, Adams Street Partners, LLC
Jeffrey T. Diehl	Partner, Adams Street Partners, LLC
Elisha P. Gould III	Partner, Adams Street Partners, LLC
Robin P. Murray	Partner, Adams Street Partners, LLC
Fred Wang	Partner, Adams Street Partners, LLC

The address of each individual listed is One North Wacker Drive, Suite 2700, Chicago, IL 60606-2823. Each of the individuals is a citizen of the United States.